

Q2
FY 2017

RESULTS
Message from Management
October 25, 2017



Marcelo Claure
President, Chief Executive Officer

2Q Highlights

Our thoughts and prayers are with those impacted by the recent hurricanes. While the hurricanes did have some negative impacts to the business, our focus is on our employees and customers as we work swiftly to restore our network and retail distribution.

For obvious reasons, given the noise in the media and in the market about potential strategic opportunities for Sprint, we are taking a non-traditional approach to sharing our results with you this quarter.

And it was a special quarter because we delivered an estimated 22% of industry postpaid phone gross additions, which is the highest in company history and speaks volumes to the improvement in our brand and our product when you compare to our estimated 10% share in mid-2014. Most impressively, we are growing in all three segments of the market – consumer postpaid, business, and prepaid.

We remain focused on executing on our turnaround plan to simultaneously grow customers, take costs out of the business, improve our network, and grow our cash flows.
- This momentum continued with our fiscal second quarter results, which includes the highest quarterly adjusted EBITDA* for a fiscal second quarter in a decade, and the seventh consecutive quarter of operating income.
- This improving profitability was driven by continued year-over-year reduction in our operating expenses.
- Furthermore, we have now delivered positive adjusted free cash flow* in seven of the last eight quarters.
- We have grown our postpaid phone base for nine consecutive quarters and we delivered our third consecutive quarter of prepaid net additions.
- Our network also continues to perform at best ever levels as we execute our densification and optimization program, and I am excited that the best is yet to come with further improvements and investments ahead.

Growing Connections

We delivered the highest retail phone net additions in more than two years, which drives the future profitability of the business.
- This growth was led by our strong acquisition momentum delivering postpaid phone gross additions that were up 10% year-over-year, and were the highest for a fiscal second quarter in six years.
- This led to postpaid phone net additions of 279,000, which marked the ninth consecutive quarter of growth.


- Our postpaid phone churn was 1.59% on typical industry seasonality.
- We also saw 6.7% of our postpaid base upgrading in the quarter compared to 6.4% a year ago. This increase reflects a higher eligible base as well as the optionality for consumers to have access to the latest iconic devices under our iPhone Forever and Samsung Forever programs.
- Furthermore, we have made significant improvement in the business markets as well, with phone gross additions from business customers up more than 30% from a year ago.
- I am also proud to report that we maintained our prepaid momentum in the fiscal second quarter with 95,000 net additions, which improved by 544,000 year-over-year.
  - This marked the highest net additions for a fiscal second quarter in the last five years, and our prepaid gross additions returned to year-over-year growth.
  - Continued strength in our Boost Mobile brand was partially offset by losses from our legacy Virgin Mobile offers, which we look to improve in the future.
  - Prepaid churn was 4.83% compared to 5.59% for the year-ago period as we see improved customer quality and engagement from our new offers.

Network Getting Better Every Day

Our network continues to improve and perform at best ever levels and we are delivering on our goal of unlocking the value of our spectrum holdings by densifying and optimizing our network to improve the customer experience.

- Ookla Speedtest data shows Sprint is the most improved network so far in 2017 with average download speeds up 33% year-over-year, and we expect to improve even more with our densification and optimization strategy.
  - In more than 25 of the top markets, our average download speeds increased anywhere from 40% to more than 100%, including Chicago, Los Angeles, Seattle, and Houston.
  - Furthermore, Sprint now ranks #1 for fastest average download speed in 15 cities including Seattle, Salt Lake City, and Louisville. We're also putting pressure on the competition with a #2 speed ranking in markets such as Atlanta, Chicago and many more.
- The more 2.5 GHz spectrum we deploy, the more our data performance and speeds improve. What's exciting is that we now have more tools to bring this spectrum to customers.
  - Our LTE Plus densification and optimization toolkit includes technologies such as multiple carrier aggregation, beamforming, and High Performance User Equipment (HPUE), along with various small cell solutions.
  - We have already deployed tens of thousands of small cell solutions, including the Sprint Magic Box, which recently won the 2017 Mobile Breakthrough Award for Small Cell Technology Innovation of the Year.
  - This broad toolkit enables us to quickly roll out targeted, capital efficient capacity in our network to improve service and meet customers' growing demand for unlimited data.
- In addition, we expect to continue to expand our LTE coverage and capacity by expanding our 800 MHz and 2.5 GHz footprints through additional macro tower upgrades as well as new macro site additions.


- We will soon add Massive MIMO to the Sprint toolbox with field testing underway and deployment slated for next year. As demonstrated a few weeks ago in Seattle, Massive MIMO is expected to bring even more capacity and performance to the Sprint network - up to 10 times more capacity than current LTE networks. And in high-band TDD-LTE networks this can be done by simply exchanging antennas on cell sites.
- We are also preparing our network for the growing IoT ecosystem as we completed our deployment of LTE Cat 1 technology across our nationwide network.
- Lastly, we are also preparing for 5G. We continue to partner across the global 2.5GHz, ecosystem including SoftBank, Qualcomm, China Mobile, and others towards rapidly developing the 5G NR standards to make 2.5GHz a key band in global 5G deployments.

Enhancing our Value Proposition

We continue to improve our value proposition and distribution to deliver what works for customers. This includes simplifying our offers and the way we transact with our customers.

- We launched Sprint Flex and Sprint Deals at the beginning of the quarter - programs that simplify the wireless experience and offer customers the best way to get the latest device and give them the opportunity to receive annual upgrades for all smartphones.
  - o With Sprint Flex, we offer customers one primary way to get a phone, with more flexibility than ever before. Combined with our Unlimited Freedom rate plan, Sprint Flex makes it much easier for our frontline employees to sell our products, but more importantly, much easier for our customers to understand why Sprint is the best choice.
  - o Second, with Sprint Deals, cost-conscious customers have responded well to both the flexibility and savings on a "value menu" of affordable smartphones. By grouping similarly priced devices, we have simplified the pricing for the customer to either $5 or $10 a month with a small down payment of less than $30.
- We continue to optimize our service pricing in the market as well to grow profitability, and we recently removed all discounts on the first two lines of our Unlimited Freedom plan to return to rack rate pricing of $100. Now our only promotional pricing is on lines three through five, which has the accretive benefits of attracting larger family accounts, and even the additional lines return to rack rate prices after one year. We expect to continue to optimize our service offers going forward to enhance the company's profitability, with another rate card increase likely next quarter.
- Likewise, we continue to grow our digital sales capabilities with postpaid phone gross additions in the digital channel up 30% year-over-year, and postpaid upgrades through the digital channel up 20% compared to a year ago.
- Furthermore, we are optimizing and expanding our retail distribution to lower the average cost per transaction, increase our brand presence, and better serve our customers. We have opened over 400 Sprint branded doors year-to-date, including converting approximately 350 of the best performing RadioShack stores to full Sprint retail stores in just a couple of months.
- In addition, we have opened hundreds of new Boost Mobile stores this year, and have updated some older stores to the latest format and furnishings which have proven to deliver greater productivity on a same store basis. We will continue to add more Sprint and Boost



Mobile doors this year, while also updating more existing stores to be more productive and appealing.

Tarek A. Robbiati
Chief Financial Officer

Stable Revenue Trends

Consolidated net operating revenues of $7.9 billion for the quarter were down slightly year-over-year with the increased mix of leasing transactions deferring more equipment revenue to future periods relative to the higher equipment installment plan mix last year.

- Wireless service revenue of $5.6 billion declined only 3% year-over-year when normalizing for the change in our device insurance program, which is the lowest year-over-year decline in the last fourteen quarters.
- Postpaid Phone Average Billings per User*, or ABPU, of $68.95 was relatively flat year-over-year when normalizing for the change in recognition for device insurance revenues. Meanwhile, Postpaid Average Billings Per Account*, or ABPA, of $169.25 for the quarter increased nearly 3% year-over-year when normalizing for the change in device insurance revenues.
- 85% of postpaid device activations in the quarter were financed, while 89% of postpaid phone activations were financed. We saw an increase in the mix of postpaid device activations on operating leases at 68%, driven by the launch of Sprint Flex in July to simplify our device financing options for our frontline and consumers.
- At the end of the quarter, 78% of our postpaid phone base was on unsubsidized rate plans. This leaves about 10% of our postpaid phone base to be transitioned to unsubsidized rate plans assuming that penetration will level off around 90% due to business and other legacy plans.
- Meanwhile, our prepaid ARPU grew year-over-year to $37.83 in the fiscal second quarter. This included almost one month of Boost Mobile's taxes and fees inclusive plans that launched in early September, which may have a dilutive impact to ARPU sequentially this quarter, but has been well received in the market.

Reducing Operating Expenses

We continued to execute on our cost transformation in the fiscal second quarter.

- We have realized over $750 million in net reductions in combined operating expenses year-to-date across cost of services and selling, general, and administrative expenses.
- Cost of services for the quarter of $1.7 billion was down 19% year-over-year, primarily driven by changes to our device insurance program, as the program revenue and costs are accounted for and reported on a net basis, while lower network labor and backhaul expenses and lower wireline expenses also contributed to the decline.
- Selling, general, and administrative expenses were $2.0 billion in the quarter and were relatively flat compared to a year ago, as the year-over-year increases in prepaid marketing


and sales expenses were mostly offset by lower customer care costs and bad debt expenses.

- Cost of products of $1.4 billion for the quarter decreased by 17% from a year ago, mostly driven by a lower mix of installment billing sales and the elimination of lease payments associated with the first sale-leaseback transaction with Mobile Leasing Solutions in the year-ago period.
- We remain focused on our cost transformation as we expect roughly $1.3 to $1.5 billion in net cost reductions year-over-year in fiscal 2017, after reinvestments into growth platforms for the business including retail distribution, network densification, digitalization of sales and care, and prepaid growth initiatives.
- Furthermore, we are already developing initiatives for additional expense reductions in 2018 and beyond to further improve margins in the future.

Improving Profitability

- Sprint reported a net loss this quarter of $48 million, or $0.01 per share, and improved by 66% compared to a net loss of $142 million, or $0.04 per share, in the year-ago period.
- Excluding the after-tax benefit of the non-recurring items in the year-ago period and the hurricane charges in the current quarter, our net loss improved nearly $200 million, or $0.05 per share, year-over-year and would have been close to breakeven for the quarter. On a year-to-date basis, net income is $158 million.
- Operating income of $601 million in fiscal second quarter was relatively flat compared to the year-ago quarter. However, the year-ago quarter included a pre-tax non-cash gain of $256 million related to spectrum swaps that was partially offset by litigation and other contingency expenses, while the current quarter included approximately $34 million of hurricane related charges. Adjusting for these special items, our operating income was up approximately $270 million year-over-year.
- Our adjusted EBITDA* of $2.7 billion for the quarter was the highest fiscal second quarter in ten years and improved by 16% compared to a year ago, primarily driven by the expense reductions previously discussed.

Increasing Capex

- Total cash capital expenditures were $1.3 billion in fiscal second quarter compared to $828 million a year ago. Excluding capitalized device leases, cash capital expenditures were $682 million in the quarter compared to $470 million in the year-ago period, with the year-over-year increase driven by the ramp up of our network improvement initiatives and our densification program.

Growing Cash Flows

- Net cash provided by operating activities was $2.0 billion for the quarter compared to $1.7 billion a year ago. Year-to-date, our net cash flow provided by operating activities is $3.2 billion, which is up 44% year-over-year.

Message from Management



- Adjusted free cash flow* was $420 million for fiscal second quarter, and $659 million on a year-to-date basis. We have now reported positive adjusted free cash flow* in seven of the last eight quarters.
- While we expect adjusted free cash flow* to be negative in fiscal third quarter due to seasonally higher working capital for devices, we are making strong progress in consistent adjusted free cash flow* generation, and we are aiming to be close to breakeven for the full fiscal year.

Guidance

- We continue to expect adjusted EBITDA* to be $10.8 to $11.2 billion in fiscal 2017, primarily driven by a continued focus on significant cost reductions.
- Likewise, we continue to expect Operating Income to be between $2.1 to $2.5 billion in fiscal year 2017. This guidance includes expected depreciation for leased devices of $3.5 to $4 billion for fiscal 2017.
- Regarding our guidance for cash capital expenditures, excluding leased devices through indirect channels, we continue to expect spending to double year-over-year to approximately $3.5 to $4 billion as we ramp up our densification and utilize the expanded toolbox of cost efficient coverage and capacity options.
- Lastly, based on our improved cash flows in the first half of the fiscal year, we now expect adjusted free cash flow* to be close to breakeven for the full fiscal year 2017 as the improved cash flows from operations funds our increased capital investments in our network.



*FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. Adjusted EBITDA is EBITDA excluding severance, exit costs, and other special items. Adjusted EBITDA Margin represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Postpaid ABPA is average billings per account and calculated by dividing postpaid service revenue earned from postpaid customers plus billings from installment plans and non-operating leases, as well as, operating lease revenue by the sum of the monthly average number of postpaid accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average postpaid customer billings per account as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as, operating lease revenue, per postpaid account each month.

Postpaid Phone ABPU is average billings per postpaid phone user and calculated by dividing service revenue earned from postpaid phone customers plus billings from installment plans and non-operating leases, as well as, operating lease revenue by the sum of the monthly average number of postpaid phone connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average postpaid phone customer billings as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as, operating lease revenue, per postpaid phone user each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments, including changes in restricted cash, if any, and excluding the sale-leaseback of devices and equity method investments. Adjusted Free Cash Flow is Free Cash Flow plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.



SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, cost reductions, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2017. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.